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Wifigen

Enabling brick-and-mortar retailers gain and retain customers through FREE WiFi

retail   software   technology   restaurant   cafe

🐦 WIFIGEN.NET   NEW YORK



 *Retail business owners are getting pummeled by e-commerce's digital upper-hand; they need effective tools to fight back. The retailers in our target market are small businesses where customers usually connect to free WiFi. Coffee Shops, Malls, Hotels, Gyms, etc. U.S. Census Bureau shows 99.7% of nearly 6 million businesses are small businesses.*

Bilal Athar CEO @ Wifigen

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Why you may want to support us...

1   Proven tech: 3M+ users connected 46M times.

2   Founder named as Forbes 30 under 30 entrepreneur.

3   Internet visionary John R. Patrick (ex VP at IBM) early investor.

4   Raised $250,000 from angel investors prior to Wefunder.

5   Subscription based business model starting at $39.99/month.

6   Low operational cost with offshore development team.

7   Millions of retailers give free WiFi but get nothing in return.

8   Consumers at coffee shops, small hotels, and restaurants will benefit as the WiFi providers make offers and rewards available to them.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **Bilal Athar**
CEO
Bilal is a Forbes 30 under 30 Entrepreneur. He's the Chief enabler of the company.


 **Umar Malik**
CTO
Umar takes care of every technical aspect of our product.


 **Zoya Hussain**
COO
Zoya helps the team keep their priorities and meet the KPI's.


 **John R. Patrick**
Executive Chairman
Former VP - Internet Technology at IBM Corporation. Fellow of IEEE. Past Chairman of Global Internet Project. Board member at Keeeb, Inc. and OCLC, Inc. Author of six books.


 **Dan Ohlson**
Director of Planning & Board Member
Financier, Strategist, MBA. Dan brings simplicity and structure to our operations and business processes.


Why people love us

Why people love us

Not sure where to even begin. Dan is one of the smartest young minds I know. That says a lot as I live in the Bay Area and am the heart of silicon valley. Dan and I worked together where I witnessed his ability to over achieve quota, drive meaningful results, relate to as well as mentor his peers. He quickly builds credibility with his customers (both internal and external customers).

Steve Marconi
Friend



Dan Ohlson



Dan has an unmatched work ethic, and incredible entrepreneurial spirit. He is creative, smart, and determined, all of which are crucial for someone that's looking to start a business.
Kyle Merritt Friend

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Downloads

Wifigen - Brochure.pdf
Wifigen - Pitch deck.pdf

Engage and retain brick-and-mortar retail customers in real-time.



Loyal Customer
It's his 3rd visit this month
Birthday Girl
Let's make her feel special
New Customers
Let's help you retain them

At last there is a product that allows brick and mortar stores to understand their customers as easily as an online store. Wifigen not only allows physical venues to collect data about their shoppers but do it far more effectively than an online retailer. Up until now online stores have always held the advantage by obtaining an email address or a Facebook like whenever a customer makes a purchase. Certainly through a customer's social media profile they have access to extensive demographic information. But at a mall, store or restaurant; you can't just walk up to the customers and ask for their contact information. Wifigen provides an easy solution that brings the raw power of online data collecting to real world businesses, the platform transforms business' guest WiFi into a formidable marketing tool that helps them convert casual visitors into loyal customers.

Here's how it works:

A store visitor connects to the guest WiFi using any social account, such as Facebook, Instagram, Twitter. All major social networks are supported. Alternatively, they can authenticate via a form by providing their e-mail address. Their first login is also their last. From that point on, they are permanently signed in to the venue's guest Wi-Fi.



Custom Branding
Customer Dashboard
Customer Engagement
Welcome!
Cocoon Coffee House
Third Party Marketing Software
Connect



Customer dashboard:

We provide a cloud managed dashboard that allows businesses to manage multiple locations in one place. Sophisticated analytics, weekly/monthly reports and user activities make it easier for them to analyze different trends about different locations. Our artificially intelligent customer retention platform helps business owners reward loyal customers and reach out to lost customers in emotionally intelligent ways.



Customizable dashboard that suits a majority of our target customer base.



The future:

Let's talk about where we're headed and how this fundraise will help us get there.

We at Wifigen are the biggest critics of our product, we believe in constant innovation. Here are a couple revolutionary technologies we're working on that will change the future of offline retail industry.

Foot count:

For a retail business it is critically important to calculate their daily bounce rate. Online retailers can easily do that through daily hits but for offline retailers it was nearly impossible, then we decided to take this challenge. Using WiFi, our platform intelligently calculates total number of people who walked in and helps identify customers vs walkthroughs. Here's example data from one of our test locations.



Smart orders:

Imagine you walk into a coffee shop, grab a chair, connect to the free WiFi and choose your order right from your smartphone, pay through ApplePay or any CreditCard. A couple of minutes later your order is ready to be picked up.

Our vision behind this technology is to majorly reduce queue times in self service coffee shops, restaurants and expedite oder taking process in serviced restaurants and cafes.

Engineers behind Wifigen:

We believe there's strength in loyalty not numbers. Our employee retention is 100%.



Happy Customer in US:

"We have been offering free Wi-Fi because we thought we had to. We had no idea how many used it or who they were. Since we installed Wifigen, we have had more than 10,000 visits from our customers, and we know who they are. Now we can easily connect with our customers, thank them for visiting our properties, and reach out to them with special offers. Thanks to Wifigen we feel a lot more connected with our customers."

Justin Genzlinger, CEO, Settlers Hospitality Group

Investor Q&A

— COLLAPSE ALL

What does your company do? ⌄

Enables coffee shops, restaurants and hotels to attract and retain more customers through active and automated engagement.

Where will your company be in 5 years? ⌄

We plan to be the leading cloud based WiFi platform that 1000s of brick and mortar retailers are using to jumpstart their digital strategy and more effectively gain and retain customers.

Why did you choose this idea? ⌄

Retail business owners are getting pummeled by e-commerce's digital upper-hand; they need effective tools to fight back. The retailers in our target market are small businesses where customers usually connect to free WiFi. Coffee Shops, Malls, Hotels, Gyms, etc. U.S. Census Bureau shows 99.7% of nearly 6 million businesses are small businesses.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

E-commerce growth has placed significant stress on brick and mortar retail establishments; some to the point where they have been forced to close. It's evident that retailers are losing market share while social media and online platforms are disrupting customer loyalty. Retailers need a simple digital platform to capture, collect analyze and most importantly, leverage customer data. Further, it's important we have a viable market to go after. According to the Global Entrepreneurship and Development Institute, North America continues to be the leading country in entrepreneurship attitude, ability and aspirations…and the high majority of these current or new businesses will be retail, our target market.

What is your proudest accomplishment? ⌄

Wifigen is built on the strength of its people. A small but creative technical team converted Bilal's WiFi vision into a new model for managing WiFi and got it up and running supporting three million users over the past two years. The management is supported by a board including three individuals with wide ranging backgrounds. There's Bilal who had the founding idea, was named 30 under 30 by Forbes. John is a former IBM executive who was also a founding member of the World Wide Web Consortium at MIT and has written six books. And lastly, Dan, who is a gritty sales guy that works out of NYC building global technology partnerships.

How far along are you? What's your biggest obstacle? ⌄

The technology is tested and ready. The last piece to enhancing our customer acquisition strategy and ability to scale is automating new customer on-boarding by allowing them to sign up right on our website in a fully self-service mode. We have developed an app, for those less tech savvy, to help new customers set things up properly. Like most growth-focused companies, the real obstacle for us is keeping the company funded long enough to begin turning a profit.

Who are your competitors? Who is the biggest threat? ⌄

The largest direct competitor in US market is Zenreach with about $95 million investment from noticeable investors like Peter Thiel. The market size in the U.S. is bigger than any one company can satisfy. Wifigen has the advantage of visionary innovation and inexpensive development.

What do you understand that your competitors don't? ⌄

That it's not about Wifigen customers engaging their customers AFTER they've visited a retail location. It's about Wifigen customers genuinely engaging with them in real-time. What would you rather? An email/text at 9pm at night thanking you for visiting the coffee shop earlier today or an email/text 10 minutes after sitting down at the coffee shop offering you a free refill? It's about real-time engagement.

How will you make money? ⌄

Customers pay Wifigen a monthly/yearly subscription fee to use the online platform. There is very little cost to Wifigen after the initial set up. Subscription revenue is a proven financial model.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our biggest risk is not acquiring customers fast enough. We need funding to aggressively market and support Wifigen in the U.S. We need to make the customer signup to installation process faster.

What do you need the most help with? ⌄

Business development and Marketing. While we utilize every available tool to us to go after our target market, we would encourage you to bring up Wifigen to any of your friends or colleagues that might own a retail business that offers free WiFi.

What would you do with the money you raise? ⌄

Our goal with this funding is customer acquisition. We'll invest this money to grow our customer base in the U.S. market, specifically focusing on the Northeast region. Additionally, we're in discussions with a few companies that would serve as a partner to us by either helping us acquire more customers faster or providing local support if needed.



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